UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of **July, 2008**

Commission File No. **0-29320**

EIGER TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

**144 Front Street West, Suite 700
Toronto, Ontario M5J 2L7**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- _____



SUBMITTED HEREWITH

Exhibits

99.1 Notice of Change in Corporate Structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eiger Technology, Inc.
(Registrant)

Date: July 8, 2008

By: _/s/ Gary N. Hokkanen_

Name: Gary N. Hokkanen

Title: Chief Financial Officer

Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

**Pursuant to Section 4.9 of National
Instrument 51-102 - Continuous Disclosure Obligations**

Eiger Technology, Inc. ("Eiger") consolidated its shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares with a record date of June 26, 2008 (the "Effective Date"). Additionally, the Company changed its name to "Gamecorp Ltd." ("Gamecorp") effective on the record date.

Open orders for Eiger shares were purged from the trading system at the close of business on June 25, 2008 as trading commenced on a consolidated basis on June 26, 2008. The trading symbol remains "GAME". Any fractional shares to be rounded to the nearest whole post-consolidation common share. The Company anticipates there are approximately 4,230,205 outstanding common shares post-consolidation. Eiger common shares have been assigned a new CUSIP number, 364665109. The transactions are subject to regulatory approvals.

As of the Effective Date, the Company will continue to be a reporting Issuer in British Columbia, Alberta and Ontario under the new name of Gamecorp Ltd.

Gamecorp's first fiscal financial year-end subsequent to the Effective Date will be September 30, 2008.

The periods of the interim and annual financial statements required to be filed by the Company for the first fiscal financial year subsequent to the Effective Date are the nine-month period ending June 30, 2008 and the year ending September 30, 2008.

DATED the 8th day of July, 2008.

Signed:

/s/ Gary N. Hokkanen
Gary N. Hokkanen
Chief Financial Officer